

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2020

Axel Merk
President
VanEck Merk Gold Trust
2 Hanson Place
Brooklyn, NY 11217

   Re: VanEck Merk Gold Trust
     Registration Statement on Form S-3
     Filed May 6, 2020
     File No. 333-238022

Dear Mr. Merk:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance